                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -----------------------------------

                                 SCHEDULE 13E-4

                      -----------------------------------

                          Issuer Tender Offer Statement
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               UroMed Corporation
                              (Name of the Issuer)

             6% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2003
                         (Title of Class of Securities)
                                    917274AC6
                                    917274AA0
                                    U9153EAA0
                     (CUSIP Numbers of Class of Securities)

                      ------------------------------------

                                 Paul J. Murphy
                             Chief Financial Officer
                               UroMed Corporation
                                   64 A Street
                                Needham, MA 02194
                                 (781) 433-0033
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:
                           John R. Utzschneider, Esq.
                                Bingham Dana LLP
                               150 Federal Street
                                Boston, MA 02110
                                 (617) 951-8852

                        ------------------------------------
                               September 23, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


-------------------------- -------------------------
  Transaction Valuation*     Amount of Filing Fee
-------------------------- -------------------------
       $18,000,000                 $3,600
-------------------------- -------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, the market value of the 6% Convertible Subordinated Notes due October 15, 2003 proposed to be acquired was determined by the amount of cash to be paid for such Notes.

[_] Check box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                  Filing Party:
         Form or Registration No.:                Date Filed:

         This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission by UroMed Corporation, a Massachusetts corporation (the "Company"), in connection with an offer to purchase (the "Tender Offer"), by the Company of up to $40.0 million aggregate principal amount of its 6% Convertible Subordinated Notes due October 15, 2003 (the "Notes"). A copy of the Offer to Purchase dated September 23, 1998 is attached hereto as Exhibit 99.1 (the "Offer to Purchase"). Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Offer to Purchase is hereby incorporated by reference in answer to items of this Statement.

ITEM 1.  SECURITY AND ISSUER.

         (a) The Company is the issuer of the Notes subject to the Tender Offer. The Company's principal executive offices are located at 64 A Street, Needham, MA 02194. Reference is made to the information set forth in the Offer to Purchase under the caption "The Company," which information is incorporated herein by reference.

         (b) The Company is offering to purchase up to $40.0 million of the $60.7 million aggregate principal amount of Notes outstanding as of September 23, 1998, for a cash purchase price of $450 per $1,000 principal amount of Notes, plus accrued and unpaid interest from October 15, 1998 up to, but not including, the date of payment. The Notes are part of an original issuance of $69.0 million aggregate principal amount of Notes issued on October 15, 1996, of which $8.3 million aggregate principal amount have been repurchased by the Company and retired. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the captions "The Notes" and "The Tender Offer," which information is incorporated herein by reference. The Company does not believe that any of the Notes are owned by any of its officers or directors, or by any other affiliates of the Company.

         (c) The Notes are currently traded on an over-the-counter basis between dealers. Reference is made to the information set forth in the Offer to Purchase under the caption "Market and Trading Information," which information is incorporated herein by reference.

         (d)      Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Company expects to use cash on hand and cash generated by the sale of short-term investments and other cash-equivalents, not to exceed in the aggregate the sum of $18.0 million plus the amount of accrued and unpaid interest on the aggregate principal amount of Notes actually purchased from October 15, 1998 up to, but not including, the Expiration Date, to purchase up to the maximum amount of $40.0 million aggregate principal amount of Notes upon consummation of the Tender Offer. Reference is made to the information set forth in the Offer to Purchase under the captions "Background and Purpose of The Tender Offer" and "The Tender Offer," which information is incorporated herein by reference.

         (b) The Company does not expect to borrow, directly or indirectly, any of the funds to be used for the purpose of the Tender Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The purpose of the Tender Offer is to enable the Company to reduce the amount of its debt that becomes due on October 15, 2003 from $60.7 million as of September 23, 1998 to $20.7 million and to provide greater flexibility in managing its operations and financing its business. All of the Notes purchased by the Company upon the consummation of the Tender Offer will be retired by the Company. Upon such retirement, the Company's total indebtedness outstanding will be reduced from approximately $60.7 million to $20.7 million. Reference is made to the information set forth in the Offer to Purchase under the captions "Background and Purpose of the Tender Offer--Background", "The Tender Offer", "Unaudited Summary Historical and Pro Forma Statement of Operations and Balance Sheet Information" and "Capitalization", which information is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         On August 19, 1998 and on August 28, 1998, the Company repurchased $5.3 million and $3.0 million, respectively, in principal amounts of Notes. These repurchases occurred in unsolicited open market transactions with persons who were not affiliates of the Company for purchase prices of $2.2 million and $1.2 million, respectively. The August 19, 1998 repurchase of $5.3 million principal amount of Notes was made at a purchase price of $390 per $1,000 principal amount of Notes, plus accrued and unpaid interest from April 15, 1998, and the August 28, 1998 repurchase of $3.0 million principal amount of Notes was made at a purchase price of $380 per $1,000 principal amount of Notes, plus accrued and unpaid interest from April 15, 1998. As a result of such purchases, $60.7 million of the original $69.0 million aggregate principal amount of Notes remains outstanding as of the date hereof. Reference is made to the information set forth in the Offer to Purchase under the caption "Market and Trading Information," which information is incorporated herein by reference.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Company has engaged PaineWebber Incorporated to serve as Dealer Manager in connection with the Tender Offer, State Street Bank and Trust Company to act as Depositary with respect to the Tender Offer and Kissel-Blake Inc. to serve as Information Agent with respect to the Tender Offer. Reference is made to the information set forth in the Offer to Purchase under the captions "The Tender Offer--Dealer Manager" and "Fees and Expenses," which information is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Company has engaged PaineWebber Incorporated to serve as Dealer Manager in connection with the Tender Offer, State Street Bank and Trust Company to act as Depositary with respect to the Tender Offer and Kissel-Blake Inc. to serve as Information Agent with respect to the Tender Offer. Reference is made to the information set forth in the Offer to Purchase under the captions "Dealer Manager" and "Fees and Expenses," which information is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a) Reference is made to the information set forth in the Offer to Purchase under the captions "Unaudited Summary Historical and Pro Forma Statement of Operations and Balance Sheet Information" and the financial statements included in "Item 8. Financial Statements and Supplementary Data" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and "Item 1. Financial Statements" in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30,

1998, which documents are enumerated under the caption "Incorporation of Certain Information by Reference," all of which information is incorporated herein by reference.

         (b) Reference is made to the information set forth in the Offer to Purchase under the caption "Summary Historical and Pro Forma Statement of Operations and Balance Sheet Information," which information is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Tender Offer other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, and the requirements of state securities or "blue sky" laws.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


   Exhibit
   Number                                  Description
   -------                                 -----------
99.1.          Offer to Purchase dated September 23, 1998.
99.2.          Form of Letter of Transmittal.
99.3.          Form of Notice of Guaranteed Delivery.
99.4.          Form of Letter to Holders of 6% Convertible Subordinated Notes due October 15, 2003.
99.5.          Form of Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust  Companies  and Other
               Nominees.
99.6.          Form of Letter to Clients.
99.7.          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.8.          Press Release issued on September 23, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 23, 1998      UroMed Corporation


                                By /s/ Paul J. Murphy
                                   -------------------------------------------
                                Name:    Paul J. Murphy
                                Title:   Treasurer and Chief Financial Officer

                                INDEX TO EXHIBITS


  Exhibit
  Number                                Description
  -------                               -----------
99.1.        Offer to Purchase dated September 23, 1998.
99.2.        Form of Letter of Transmittal.
99.3.        Notice of Guaranteed Delivery.
99.4.        Form of Letter to Holders of 6% Convertible Subordinated Notes due October 15,  2003.
99.5.        Form of Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust  Companies  and Other
             Nominees.
99.6.        Form of Letter to Clients.
99.7.        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.8.        Press Release issued on September 23, 1998.